UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
18 October 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Anacor Pharmaceuticals, Inc.

File No. 333-169322 -- CF# 30155

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Anacor Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 10, 2010, as amended on October 26, 2010, and November 3, 2010.

Based on representations by Anacor Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.29	through September 10, 2018
Exhibit 10.30	through September 10, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary